3-27-02

1-10220

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 27, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

REPSOL YPF

Corporate Direction
External Relations

Paseo de la
Castellana, 278-280
28046 Madrid
Spain

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsol-ypf.com

Madrid, March 27th
Number of pages: 1

REPSOL YPF WILL PROPOSE A GROSS DIVIDEND OF €0.21 PER SHARE AGAINST THE 2001 FINANCIAL YEAR

At the Annual General Shareholders Meeting the Repsol YPF Board of Directors will propose an overall gross dividend of euros 0.21 against the 2001 financial year. This is equivalent to the interim dividend paid out in January, so the approval of this resolution would mean the absence of a final dividend against last year.

This measure complies with the policy of high caution set in place by Repsol YPF, under which provisions and write-offs for 2,738 million euros have been made against the 2001 income statement in relation to the crisis in Argentina, and shows a 58% reduction on the dividend paid against 2000.

The above would result in a conservative pay out (i.e. the proportion of profit allotted as dividend) of 25%, which would allow the company to guarantee sound growth and return on investment for its shareholders in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: March 27, 2002

By: [signature]

Name: Carmelo de las Morenas

Title: Chief Financial Officer